SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 26, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

This Report on Form 6-K contains a press release of Qimonda AG, dated November 26, 2008 announcing the completion of the sale of Qimonda’s stake in Inotera Memories Inc. which is hereby incorporated by reference into our Registration Statement on Form F-3, Registration No. 333-145983.

News Release • Presseinformation
Qimonda Announces Closing of Sale of Inotera Stake — Second Tranche of US$200 Million in Cash Received
Munich, Germany — November 26, 2008 — Qimonda AG (NYSE: QI) announced today the completion of the sale of its Inotera stake to Micron and the receipt of the second tranche of US$200 million in cash. In October 2008 the two companies signed an agreement whereby Micron agreed to purchase Qimonda’s shares in Inotera for US$400 million in cash (approximately Euro 296 million) in two instalments. Qimonda received the first tranche of US$200 million for half of its holding in October. The requisite governmental approvals and other customary closing conditions have been fulfilled for the complete sale transaction. Qimonda recorded a one time, non-cash effective book loss of approximately Euro 300 million in the fourth quarter of its 2008 financial year in connection with this transaction.
According to the agreement, Qimonda’s purchase of Inotera’s output capacity is to be ramped down over an eight months period following the closing. In addition, with the completion of the sale transaction, the development agreement between Qimonda and Nanya regarding the 58nm trench technology has been terminated. Qimonda is currently converting from its 75nm technology directly to its proprietary 65nm Buried Wordline technology and plans to introduce a next generation 46nm Buried Wordline technology mid calendar year 2009.
“The sale of our stake in Inotera is an important component of our restructuring program, providing us with a cash influx to support our restructuring and productivity improvement measures,” said Kin Wah Loh, Chief Executive Officer of Qimonda AG. “In
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 3 November 26, 2008
addition, the ramp down of Inotera reduces exposure to the PC market and related cash burn.”
In October, Qimonda announced a global restructuring and cost reduction program to reposition the company by concentrating on core strengths in Buried Wordline technology as well as infrastructure and graphics products. Qimonda plans to ramp down manufacturing at its 200mm facility in Richmond, USA, by January 2009 and its backend component and module manufacturing in Dresden, Germany, by end of March 2009. In addition, the company will consolidate its product R&D in Munich and Xi’an, close its design activities in Raleigh, USA, by January 2009 and reduce administrative resources and costs to reflect the focused product portfolio and reduced production capacities.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in financial year 2007 and had approximately 13,500 employees worldwide prior to its recent announcement of a repositioning of its business. The company provides DRAM products with a focus on infrastructure and graphics applications, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 3 November 26, 2008
factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: November 26, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board